UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                          Purple Beverage Company, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   746387 10 9
                                 (CUSIP Number)

                               Theodore Farnsworth
                                    President
                          Purple Beverage Company, Inc.
                       450 East Las Olas Blvd., Suite 830
                         Fort Lauderdale, Florida 33301
                                 (954) 462-8757
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                                 Randolf W. Katz
                                 Bryan Cave LLP
                           1900 Main Street, Suite 700
                                Irvine, CA 92614
                                 (949) 223-7103

                                December 12, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

_________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Theodore Farnsworth

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,950,493
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,950,493
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,950,493
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 746387 10 9                                                Page 3 of 6


Item 1. Security and Issuer.

The class of securities to which this Statement relates is the common stock, par value $0.001 per share ("Common Stock") of Purple Beverage Company, Inc. (the "Company"), a Nevada corporation, with principal executive offices at 450 East Las Olas Blvd., Suite 830, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background.

(a)-(c) Theodore Farnsworth, whose business address is 450 East Las Olas Blvd., Suite 830, Fort Lauderdale, Florida 33301, is the Director, President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer of the Company.

(d) The Reporting Person has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares owned by the Reporting Person were acquired in connection with an Agreement and Plan of Merger, dated as of December 12, 2007 (the "Merger Agreement") by and among Red Carpet Entertainment, Inc. ("Red"), a Nevada corporation, Purple Acquisition Corp. ("Acquisition Sub"), a wholly-owned Nevada subsidiary of Red, and Venture Beverage Company ("Venture"), a private company, pursuant to which Acquisition Sub was merged with and into Venture, and Venture became a wholly owned subsidiary of Red (the "Merger"), and, immediately following the Merger, Red effected a short-form merger of Venture with and into Red, pursuant to which the separate corporate existence of Venture terminated and Red changed its name to Purple Beverage Company, Inc.

The sole consideration for the Reporting Person's shares of Company stock was shares of Venture.

Item 4. Purpose of Transaction

The purpose of the Merger was the reverse takeover of Red by Venture and the consequent change in the composition of the Board of Directors.

CUSIP No. 746387 10 9                                                Page 4 of 6

Item 5. Interest in Securities of the Issuer

(a) and (b) As of December 12, 2007, the Reporting Person beneficially owned 22,950,493 issued and outstanding shares of Common Stock, representing approximately 38.07% of the issued and outstanding shares of the Company. The Reporting Person has sole power to vote and dispose of such shares of Common Stock.

(c) The shares of Common Stock beneficially owned by the Reporting Person were acquired from the Company on December 12, 2007, in connection with the Merger, described above.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits

None

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 12, 2007                                    /s/ Theodore Farnsworth
                                                     ---------------------------
                                                     Theodore Farnsworth